UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 22, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60153**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
August 22, 2002

Item 5. Other Events

On August 22, 2002, First Midwest Bancorp, Inc. issued a press announcing the authorization to repurchase up to 3 million shares of its Common Stock and the declaration of a quarterly cash dividend on its Common Stock of $0.17 per share. This press release, dated August 22, 2002, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated August 22, 2002.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Sales of Equity Securities Pursuant to Regulation S

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<table>
<tr><td></td><td>First Midwest Bancorp, Inc.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
</table>

Date: August 22, 2002   /s/ MICHAEL L. SCUDDER

                                         Michael L. Scudder
                                         Executive Vice President

2

Exhibit 99

[LOGO]

FOR IMMEDIATE RELEASE

News **Release**

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450


CONTACT: **Barbara E. Briick**
(630) 875-7459
www.firstmidwest.com
TRADED: **Nasdaq**
SYMBOL: **FMBI**


**FIRST MIDWEST BANCORP APPROVES
REPURCHASE OF UP TO 3 MILLION COMMON
SHARES OR 6.3% OF OUTSTANDING -
DECLARES THIRD QUARTER DIVIDEND**

ITASCA, IL, AUGUST 22, 2002 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that its Board of Directors has approved a new stock repurchase plan authorizing the repurchase of up to 3 million, or 6.3%, of its common shares outstanding. In approving the new plan, the Board rescinded the repurchase plan approved in August 2001 under which some 690,000 shares authority remained.

Effective immediately, the new plan authorizes repurchases in both open market and privately negotiated transactions and has no execution time limit. The new plan is the ninth approved in the last eleven years pursuant to which to date approximately 11.4 million common shares have been repurchased at an average price of $20.99 per share, representing a total repurchase investment of approximately $239 million.

The Company also announced the declaration of a quarterly cash dividend on its common stock of $0.17 per share. The dividend will be payable October 22, 2002 to shareholders of record on September 27, 2002 and represents the 79th consecutive quarterly dividend distribution since the Company's formation in 1983.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through 69 offices located in more than 40 communities primarily in northern Illinois.

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